SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

     Commission File Number 001-10409

NOTIFICATION OF LATE FILING

(Check One):      Form 10-K     Form 11-K      Form 20-F      Form 10-Q
 Form N-SAR

For Period Ended: December 31, 2003

Transition Report on Form 10-K                 Transition Report on Form 10-Q
 Transition Report on Form 20-F                  Transition Report on Form N-SAR
 Transition Report on Form 11-K

For the Transition Period from October 1, 2002 to December 31, 2003.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant InterContinental Hotels Group PLC

Former name if applicable  Six Continents PLC

Address of principal executive office (Street and number) 67 Alma Road, Windsor, Berkshire

City, state and zip code SL4 3HD London

PART II

RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     In connection with its change in fiscal year from September 30 to December 31, InterContinental Hotels Group PLC (“IHG”), undertook to file an Annual and Transition Report on Form 20-F for the period ended December 31, 2003 (“20-F”) by March 31, 2004, which would have been the deadline for filing the Annual Report on Form 20-F had IHG retained the September 30 year end. IHG has been unable, without unreasonable effort or expense, to complete its 20-F by March 31, 2004, which is three months after the end of its financial year, because of the need to prepare its Annual Report, as a company listed on the London Stock Exchange, including its audited financial statements in accordance with accounting principles generally accepted in the United Kingdom, as well as to prepare the 20-F to satisfy requirements thereof, including requirements applicable for the first time in respect of this report, to provide reconciliation of certain financial statement items in accordance with generally accepted accounting principles in the United States, and to provide financial information in the audited financial statements relating to Six Continents PLC, a wholly owned subsidiary of IHG, which may in the future guarantee certain debt to be issued by IHG. IHG’s UK Annual Report, which includes a reconciliation of certain financial statement items to U.S. GAAP for 2003 and 2002, was published on March 30, 2004. IHG plans to file its 20-F as soon as possible and, in any event, within fifteen days of March 31, 2004.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Catherine Springett	011 44	1753 410 242

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  Yes No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Annex A hereto.

InterContinental Hotels Group PLC

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	April 1, 2004	By:	/s/ Richard Solomons

Director and Finance Director

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

STATEMENT PURSUANT TO PART IV (3)

IHG anticipates that IHG’s 20-F will show operating profit on ordinary activities from continuing operations in accordance with UK GAAP for the 15 months ended December 31, 2003 of £295 million. For the 12 months ended December 31, 2003, profit on ordinary activities from continuing operations was £235 million, as compared to £230 million for the 12 months ended December 31, 2002 after impairment of tangible assets of £51 million in 2003 and £77 million in 2002. This reflects the downturn in conditions affecting the travel industry, generally offset by cost reductions in IHG’s hotels segment and by a strong performance from the soft drinks segment, due in part to favorable summer trading conditions in the United Kingdom in 2003.

Operating profit from continuing operations for the hotels segment for the 15 months ended December 31, 2003 was £200 million. For the 12 months ended December 31, 2003, operating profit for the hotels segment from continuing operations was £149 million, down 8%, as compared to £162 million for the 12 months ended December 31, 2002.

IHG's Annual Report and Financial Statements filed in the United Kingdom for the 15 months ended December 31, 2003 can be found on IHG’s website. www.ihgplc.com.